

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

John Kao
Chief Executive Officer
Alignment Healthcare, Inc.
1100 W. Town and Country Road
Suite 1600
Orange, California 92868

> **Re: Alignment Healthcare, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2021**
> **File No. 377-05125**

Dear Mr. Kao:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance